

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Axel Merk
President and Chief Investment Officer
VanEck Merk Gold Trust
c/o Merk Investments LLC
1150 Chestnut Street
Menlo Park, CA 94025

> **Re: VanEck Merk Gold Trust**
> **Registration Statement on Form S-3**
> **Filed September 22, 2023**
> **File No. 333-274643**

Dear Axel Merk:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note your disclosure that "the Solactive Index calculates gold bullion fixing prices by taking Time Weighted Average Prices...of XAU trading prices..." Please revise your disclosure to more clearly discuss the difference in calculating the reference rate using the Solactive Index from the reference index previously used and how it may impact your Net Asset Value. In addition, discuss whether there are any material differences between the gold trading prices on the London Bullion Market Association and the Solactive Index.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Peter Shea